[redacted]

09005234

NO-ACT

ACT IAA
SECTION 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY 06/09/2009

June 9, 2009
IM Ref. No. 200952296
Deutsche Bank
Securities Inc.
File No. 801-9638

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Deutsche Bank Securities Inc. (the "Settling Firm")[1] or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[2] notwithstanding an injunctive order issued by the United States District Court for the Southern District of New York (the "Final Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firm or certain related persons.[3]

Our position is based on the facts and representations in your letter dated June 9, 2009, particularly the representations of the Settling Firm that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Final Judgment;

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1 The Settling Firm is a wholly-owned subsidiary of Deutsche Bank AG. It is registered with the Commission as a broker-dealer and an investment adviser. The Settling Firm sold auction rate securities to its customers.

2 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

3 *Securities and Exchange Commission v. Deutsche Bank Securities Inc.*, No. 09-CV-5174 (Jun. 9, 2009).

(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[4]

(3) it will comply with the terms of the Final Judgment, including, but not limited to, complying with its undertaking to buy back eligible auction rate securities at par from eligible customers; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the

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[4] Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

The entry of the Final Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firm from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit the Settling Firm and its affiliated persons from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to Section 9(c) of the Investment Company Act, the Settling Firm and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting the Settling Firm, certain affiliated persons and future affiliated persons from the provisions of Section 9(a) of the Investment Company Act.

On June 9, 2009, the Commission issued an order granting the Settling Firm, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. *In re Deutsche Bank Securities Inc., et al.*, SEC Rel. No. IC-28763 (Jun. 9, 2009). Therefore, the Settling Firm, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in section 9(a) of the Investment Company Act as a result of the Final Judgment.

person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.

Tara R. Buckley
Senior Counsel

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

W. John McGuire
202-739-5654
wjmcguire@morganlewis.com

June 9, 2009

FIRST CLASS MAIL AND EMAIL

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: In the Matter of Auction Rate Securities Liquidity, Deutsche Bank Securities Inc. (File No. 801-9638); Securities and Exchange Commission v. Deutsche Bank Securities Inc. (S.D.N.Y. 2009) - Request for Relief under Rule 206(4)-3 under the Investment Advisers Act of 1940

Dear Mr. Scheidt:

We submit this letter on behalf of our client Deutsche Bank Securities Inc. (the "Settling Firm") in connection with a settlement between the Settling Firm and the Securities and Exchange Commission (the "Commission") in the above referenced civil proceeding relating to the Settling Firm's sale of auction rate securities to its customers.

The Settling Firm is registered with the Commission as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and currently engages in cash solicitation activities that are subject to Rule 206(4)-3 under the Advisers Act (the "Rule"). The Settling Firm is a wholly owned subsidiary of Deutsche Bank AG. Through its direct and indirect subsidiaries, Deutsche Bank AG offers banking, brokerage, advisory and other financial services to institutional and individual customers worldwide.

The Settling Firm seeks the assurance of the staff of the Division of Investment Management (the "Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or the Rule, if an investment adviser pays the Settling Firm or any of its associated persons (as defined in Section 202(a)(17) of the Advisers Act) a cash payment, directly or indirectly, for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below). While the Final Judgment does not operate to prohibit or suspend the Settling Firm from acting as or being associated with an investment adviser (except as provided in Section 9(a) of the Investment Company Act of 1940, as amended (the "Investment Company Act")),[1] and does not relate to solicitation activities on behalf of investment advisers, the Final Judgment may affect the ability of the Settling Firm to receive cash payments for such activities. The Staff in many other instances has granted no-action relief under the Rule under similar circumstances.

BACKGROUND

The Settling Firm has engaged in settlement discussions with the staff of the Division of Enforcement in connection with the civil proceeding referenced above. As a result of these discussions, the Settling Firm has submitted an executed consent (the "Consent"). In the Consent, the Settling Firm has agreed to the entry of a judgment (the "Final Judgment") in the United States District Court for the Southern District of New York relating to a complaint (the "Complaint") filed by the Commission. Under the terms of the Consent, the Settling Firm will neither admit nor deny the allegations in the Complaint or the findings in the Final Judgment, except as to jurisdiction.

The Complaint alleges that the Settling Firm violated Section 15(c) of the Exchange Act by marketing auction rate securities as highly liquid investments comparable to cash or money market instruments and by selling auction rate securities to its customers without adequately disclosing the risks involved in purchasing such securities. The Final Judgment enjoins the Settling Firm from future violations of Section 15(c) of the Exchange Act and requires the Settling Firm to take certain other remedial measures. Pursuant to the Consent, the Settling Firm has agreed, among other things, to: (i) buy back eligible auction rate securities at par, plus accrued interest or dividends, from certain classes of customers to whom it sold such securities; (ii) reimburse certain classes of customers who took out loans secured by auction rate securities that were not successfully auctioning at the time the loan was taken out from the Settling Firm

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1 Under Section 9(a) of the Investment Company Act, the Settling Firm and its affiliated persons will, as a result of the Final Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment company or registered unit investment trust. As of the date of this letter, the Settling Firm does not serve or act in any of the foregoing capacities. The Settling Firm and affiliated persons of the Settling Firm who act in the capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and the Settling Firm's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicants believe that they meet the standards for exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneous with the Final Judgment, and a permanent order in due course thereafter. In no event will the Settling Firm or any of its affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Final Judgment.

(between February 13, 2008 and the date of the Final Judgment) and made certain interest payments; (iii) pay certain classes of customers who sold auction rate securities below par between February 13, 2008 and the date of the Consent the difference between par and the price at which the customer sold the auction rate securities, plus reasonable interest; and (iv) use its best efforts to provide liquidity solutions to institutional and other customers who purchased eligible auction rate securities from the Settling Firm prior to February 13, 2008.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. The Final Judgment will cause the Settling Firm to be disqualified under the Rule, and accordingly, absent no-action relief, the Settling Firm would be unable to receive cash payments, directly or indirectly, for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[2] We respectfully submit that the circumstances present in this case warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who ... has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act ... and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[3]

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2 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

The Final Judgment does not expressly bar, suspend, or limit the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws. The Settling Firm has not been sanctioned for activities as an investment adviser or in respect of the solicitation of advisory clients. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit a registered investment adviser from paying the Settling Firm for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder and self regulatory organization rules or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[4]

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4 *See, e.g.*, UBS AG, SEC No-Action Letter (pub. avail. Mar. 20, 2009); Automated Trading Desk Specialists, LLC, SEC No-Action Letter (pub. avail. Mar. 13, 2009); E*Trade Capital Markets LLC, SEC No-Action Letter (pub. avail. Mar. 12, 2009); Wachovia Securities, Inc., SEC No-Action Letter (pub. avail. Feb. 18, 2009); Citigroup Global Markets, Inc., SEC No-Action Letter (pub. avail. Dec. 23, 2008); UBS Securities LLC/UBS Financial Services Inc., SEC No-Action Letter (pub. avail. Dec. 23, 2008); Prudential Financial, Inc., (pub. avail. Sept. 5, 2008); Barclays Bank PLC, SEC No-Action Letter (pub. avail. June 6, 2007); Emanuel J. Friedman and EJF Capital LLC, SEC No-Action Letter (pub. avail. Jan. 16, 2007); Ameriprise Financial Services Inc., SEC No-Action Letter (pub. avail. Apr. 5, 2006); Millennium Partners, L.P., et al., SEC No-Action Letter (pub. avail. Mar. 9, 2006); American International Group, Inc., SEC No-Action Letter (pub. avail. February 21, 2006); ING Bank N.V., SEC No-Action Letter (pub. avail. Aug. 31, 2005); CIBC Mellon Trust, SEC No-Action Letter (pub. avail. February 24, 2005); Goldman, Sachs & Co. Inc., SEC No-Action Letter (pub. avail. Feb. 23, 2005); Morgan Stanley & Co., Inc., SEC No-Action Letter (pub. avail. Feb. 4, 2005); American International Group, Inc., SEC No-Action Letter (pub. avail. Dec. 8, 2004); Deutsche Bank Securities Inc. SEC No-Action Letter (pub. avail. Sept. 24, 2004); Citigroup Global Markets Inc., f/k/a Salomon Smith Barney Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); Dougherty & Company LLC, SEC No-Action Letter (pub. avail. July 3, 2003); Prime Advisors, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); Prudential Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Mitchell Hutchins Asset Management Inc., SEC No-Action Letter (pub. avail. Jan. 2, 1998); Merrill Lynch, Pierce, Fermer & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Salomon Brothers Inc., SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (pub. avail. Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

REPRESENTATIONS

In connection with this request, the Settling Firm represents the following:

1. It will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Final Judgment;

2. The Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;

3. It will comply with the terms of the Final Judgment, including, but not limited to, complying with its undertaking to buy back eligible auction rate securities at par from eligible customers; and

4. For ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays the Settling Firm or any of its associated persons a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment.

Please do not hesitate to call the undersigned at (202) 739-5654 or Chris Menconi at (202) 739-5896 regarding this request.

Sincerely,

W. John McGuire /lm-m

W. John McGuire

cc: Caroline Pearson, Deutsche Asset Management
Christian J. Mixter, Morgan, Lewis & Bockius LLP